Exhibit 99.2

QUARTERLY REPORT For the third quarter ended September 30,2020

Dear shareholders,

The coronavirus pandemic continues to be a tremendous challenge for us all. The continuing COVID-19 situation is disrupting economic activity and continues to dictate the behavior of people, businesses and governments around the world on a daily basis. Since mid-March, Biofrontera has also been affected by the global coronavirus crisis. As a result of a one-time payment by the Japanese company Maruho Co., Ltd. (Maruho) as part of a licensing agreement, as well as early cost reduction measures, the company was able to compensate for the negative impact on revenues.

For the period January 1 to September 30, 2020, the Biofrontera Group achieved total revenues of EUR 20.8 million, an increase of 9% compared to EUR 19.1 million in the same period last year. Total revenues include the one-time payment of EUR 6.0 million received as part of the licensing agreement with Maruho signed on April 20, 2020. Accordingly, total revenues from product sales only amounted to EUR 14.3 million, a decrease of 23% compared to the same period last year (EUR 18.7 million). The decrease in revenues from product sales is mainly due to the ongoing crisis in the USA. However, the strong revenue development in Germany as well as the one-time payment from Maruho offset the decrease in US revenues.

Business development continued to be mixed in the third quarter. In July, August and September, the company generated total revenue of EUR 4.7 million, about 9% less than in the third quarter of 2019 (EUR 5.2 million). Pure product sales in Q3 2020 amounted to EUR 4.7 million compared to EUR 5.0 million (-6%) and therefore were only marginally lower than in the same period last year. With decisive countermeasures at a global level, we managed to keep Q3 operating costs during the coronavirus crisis well below the previous year's level. Despite lower revenues, we could significantly lower the loss on operations to EUR 4.0 million (third quarter 2019: loss of EUR 8.2 million).

As expected, the worst effects of the coronavirus crisis in the third quarter were felt in the US business. There, proceeds from product sales declined by 19% year-on-year to EUR 2.7 million, of which Xepi™ contributed EUR 45 thousand to sales, compared to EUR 0.1 million in the 2019 reporting period. Nevertheless, the first signs of stabilization in line with the typical seasonality are evident even in our largest market compared to the second quarter. Even against the backdrop of the ongoing pandemic, we therefore look to the fourth quarter with optimism.

In Germany, our largest EU market, we achieved sales of EUR 1.5 million, a significant increase of 36% over the third quarter 2019 (EUR 1.1 million). Here, our sales team continued to successfully leverage the benefits of the approval expansion to include the treatment of actinic keratoses on the body and extremities as well as daylight PDT. In the remainder of Europe, product sales of EUR 0.4 million were achieved, compared to EUR 0.5 million in the third quarter of 2019.

To ensure short-term liquidity, Biofrontera issued a 1.0% qualified subordinated mandatory convertible bond 2020/21 in August. The bond issue was fully placed with gross proceeds of EUR 7.9 million.

In October, the clinical phase of the pharmacokinetics study in the US, which has been ongoing since the beginning of the year, was completed. This study evaluated the safety of photodynamic therapy for the treatment of actinic keratoses on large or multiple surfaces using up to three tubes of Ameluz® at a time. Despite delays in patient recruitment due to the coronavirus pandemic, the clinical phase of the study was completed in early October with the so-called "last subject last visit". The Company still expects to complete the final study report before the end of the year. The study is another important milestone to increase the competitiveness of Ameluz® in the US.

Biofrontera AG Quarterly report for Q3 2020	1

QUARTERLY REPORT For the third quarter ended September 30,2020

At the same time, the new BF-RhodoLED® XL lamp is being completed, which enables the application of Ameluz® on larger areas. Due to delays in the supply of parts for the first manufacturing batch caused by the coronavirus crisis, the dossier for marketing approval will now be submitted to the FDA in the first quarter of 2021.

There were also new developments in some of the pending legal disputes. Since September, the Company has been engaged in a process of mediation with the Deutsche Balaton Group by order of the US District Court for the Southern District of New York. Within the framework of the ongoing process of mediation, an experienced and renowned mediator has been engaged to resolve ongoing (legal) disputes. In order to have sufficient time for the complex negotiations, the parties mutually agreed to extend the original deadline of November 11, 2020 until the end of February 2021.

In its ruling of September 22, 2020, the German Federal Supreme Court overturned a ruling of the Cologne Higher Regional Court of November 15, 2018, which had been directed against the Company. The reversed judgment of the Cologne Higher Regional Court concerned an action for rescission and nullity by the shareholder Deutsche Balaton AG, which is directed against resolutions of the Annual General Meeting on May 24, 2017. The matter has now been referred back to the Cologne Higher Regional Court for retrial and decision. In its reasons for the decision, the Cologne Higher Regional Court assumed that the Management Board had violated the requirement of equal treatment of shareholders in connection with a capital increase carried out in October/November 2016 in a severe and unequivocal manner. The German Federal Supreme Court has now determined that the violation of law assumed by the Cologne Higher Regional Court has not at all occurred. While the ruling of the Cologne Higher Regional Court had not become legally binding, the reasoning for the ruling - the alleged significant violation of the duties of the Management Board - was repeatedly publicly communicated or quoted by interested parties (e.g. in countermotions to annual general meetings or at annual general meetings themselves). According to the ruling of the German Federal Supreme Court, however, the nullification of the discharge resolution could not be based on the grounds given by the Cologne Higher Regional Court. Among other things, the Annual General Meeting on May 24, 2017, had resolved to create new authorized capital.

The Company has again submitted an application to the Cologne Higher Regional Court for approval of the capital increase resolved by the 2020 Annual General Meeting.

In the trial of DUSA Pharmaceuticals, Inc. (DUSA) filed in March 2018 with the District Court of Massachusetts against the Biofrontera Group, in October the further proceedings were referred to the decision by a jury. A trial date has not yet been set. The lawsuit includes the alleged infringement of DUSA Patents No. 9,723,991 and No. 8,216,289 through the sale of BF-RhodoLED® in the USA, claims based on unauthorized use of alleged trade secrets as well as tortious interference with contractual relations and deceptive and unfair trade practices. DUSA has asserted considerable claims for damages in these proceedings. However, the Company considers these to be unfounded and unsubstantiated.

Biofrontera continues to feel the economic and social impact of the corona pandemic, which has a major impact on our sales in both core markets USA and Europe. However, as in previous years, the Company expects to achieve the strongest sales in the fourth quarter.

Biofrontera AG Quarterly report for Q3 2020	2

Key figures in accordance with IFRS

	01.01.-30.09.2020	01.01.-30.09.2019	01.07.-30.09.2020	01.07.-30.09.2019
in EUR thousands	unaudited	unaudited	unaudited	unaudited
Results of operations
Sales revenue	20,829	19,059	4,713	5,155
Gross profit on sales	18,262	14,865	3,637	3,445
Research and development costs	(3,403)	(3,215)	(1,014)	(894)
General administrative costs	(6,882)	(12,108)	(2,470)	(4,340)
Sales costs	(16,340)	(20,635)	(4,189)	(6,440)

Profit/loss on operations	(8,364)	(21,093)	(4,036)	(8,229)
Other expenses and income	(1,630)	20,828	(1,438)	(2,407)
Financial result	(1,642)	(2,259)	(927)	(914)
Profit/loss before income tax	(11,635)	(2,524)	(6,401)	(11,550)
Total result for the period	(10,903)	(3,265)	(5,498)	(11,822)

	30.09.2020
in EUR thousands	unaudited	31.12.2019
Net assets
Total assets	55,635	58,363
Non-current assets	31,599	35,872
Cash and cash equivalents	16,619	11,119
Other current assets	7,417	11,372
Non-current liabilities	47,788	36,830
Current liabilities	8,929	11,578
Equity	(1,083)	9,955

	30.09.2020 unaudited	30.09. 2019 unaudited
Number of employees	155	191

Biofrontera Shares
Number of shares outstanding	44,849,365	44,849,365
Share price (Xetra closing price in EUR)	3.46	6.00

Biofrontera AG Quarterly report for Q3 2020	3

Biofrontera Group financial position and performance

Results of operations of the Biofrontera Group

Revenue

In the period from January 1 to September 30, 2020, the Biofrontera Group generated total revenues of EUR 20,829 thousand, an increase of 9 % compared to EUR 19,059 thousand in the same period last year. Revenues from product sales only amounted to EUR 14,337 thousand, a decrease of 23% compared to the same period of the previous year.

The most significant impact of the coronavirus crisis was felt in the USA. There, product sales of EUR 9,095 thousand were generated in the reporting period, down 33% compared to the same period of the previous year (EUR 13,603 thousand). This includes EUR 202 thousand in sales generated with Xepi™.

Nine-month sales in Germany, on the other hand, increased by 19% to EUR 3,893 thousand (previous year period: EUR 3,279 thousand). Sales in other European countries decreased by 26% to EUR 1,349 thousand (previous year period: EUR 1,810 thousand).

Sales from other regions amounted to EUR 6,493 thousand (previous year period: EUR 367 thousand) and include a one-time payment of EUR 6,000 thousand, which was received by the Company from Maruho Co., Ltd. under the licensing agreement signed on April 20, 2020.

The decrease in revenues from product sales is primarily due to the development of the coronavirus crisis in the USA. However, the overall decline in sales there was compensated by the positive revenue development in Germany and the one-time payment from Maruho.

Gross profit on sales

In the first nine months 2020, gross profit increased by EUR 3,397 thousand to EUR 18,262 thousand compared to EUR 14,865 thousand in the same period last year. As a result, the gross margin increased from 78% to 88%, mainly due to the revenue from the one-time payment received from Maruho under the licensing agreement, which is not offset by any directly attributable cost of sales.

Biofrontera AG Quarterly report for Q3 2020	4

Research and development costs

In the first nine months of 2020, research and development costs amounted to EUR 3,403 thousand, slightly above the level of the previous year (EUR 3,215 thousand). They include the costs for clinical studies, but also expenses for regulatory affairs, i.e. the granting, maintenance and expansion of our approvals.

General administrative costs

General and administrative expenses amounted to EUR 6,882 thousand in the first nine months of 2020 (prior year period: EUR 12,108 thousand) and thus decreased significantly by EUR 5,226 thousand. This was primarily due to the cost-saving measures introduced as a result of the COVID-19 pandemic as well as lower legal costs. Additionally, the 2019 figure also included costs due to the first-time consolidation of Cutanea Life Sciences, Inc.

Sales and marketing costs

Sales and marketing expenses amounted to EUR 16,340 thousand in the first nine months of 2020, also a significant decrease of EUR 4,294 thousand year-on-year (EUR 20,635 thousand). The decrease was mainly due to the cost-saving measures introduced as a result of the COVID-19 pandemic as well as the fact that the 2019 figure also included costs due to the first-time consolidation of Cutanea Life Sciences, Inc., which led to a total reduction in costs of EUR 6,296 thousand. This reduction was offset by a non-cash impairment of the Xepi™ license in the amount of EUR 2,001 thousand in Q1 2020.

Sales and marketing expenses include the costs for our own sales force in Germany, Spain, Great Britain and the U.S. as well as marketing expenses.

Loss on operations

The loss from operations of EUR 8,364 thousand (previous year period: loss of EUR 21,093 thousand) improved due to the cost-saving measures implemented during the reporting period as well as due to the effects of the first-time consolidation of Cutanea Life Sciences, Inc. acquired in March 2019 included in the previous year's figure.

Other expenses and income

Other expenses and income totaled EUR -1,630 thousand in the reporting period (previous year period: EUR 20,828 thousand) whereby last year's figure includes one-time effects of EUR 19,277 thousand from the acquisition of Cutanea Life Sciences, Inc. This item also includes expenses and income from currency translation.

Biofrontera AG Quarterly report for Q3 2020	5

Interest expenses

Interest expenses amounted to EUR 2,101 thousand in the first nine months of 2020. They mainly include interest expenses for the EIB loan that was made available in July 2017 and was increased by a further tranche in February 2019. In addition, interest expenses include higher amounts from the compounding of non-current liabilities.

Net assets of the Biofrontera Group

	30.09.2020
in EUR thousands	unaudited	31.12.2019
Non-current assets	31,599	35,872
Current financial assets	19,274	17,227
Other current assets	4,762	5,264
Total assets	55,635	58,363

Equity	(1,083)	9,955
Non-current liabilities	47,788	36,830
Current financial liabilities	2,809	5,507
Other current liabilities	6,120	6,071
Total equity and liabilities	55,635	58,363

Non-current assets

Non-current assets amounting to a total of EUR 31.599 thousand include the recognized deferred tax assets on tax loss carryforwards for Biofrontera Pharma GmbH in the amount of EUR 7,475 thousand and the acquired Xepi™ license in the amount of EUR 17,887 thousand. The value of the carrying amount was verified by an impairment test, which also includes the current market situation caused by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi™. As a result, this led to a non-cash impairment in the amount of EUR 2,001 thousand.

Current financial assets

Current financial assets as of September 30, 2020, totaled EUR 19,274 thousand. This includes cash and cash equivalents of EUR 16,619 thousand (Dec 31, 2019: EUR 11,119 thousand) and trade receivables of EUR 2,042 thousand (Dec 31, 2019: EUR 5,031 thousand).

Other current assets

Other current assets amounted to EUR 4,762 thousand as of September 30, 2020 (Dec 31, 2019: EUR 5,264 thousand) and primarily consist of inventories.

Equity

According to IFRS, as of September 30, 2020, the Group reports equity amounting to EUR -1,083 thousand compared to EUR 9,955 thousand as of December 31, 2019.

This deficit can be offset by the conversion of the mandatory convertible bond 2020/21 issued in August with a nominal amount of EUR 7,914 thousand. According to Section 8 (2) of the terms and conditions of the mandatory convertible bond 2020/21, Biofrontera AG, has, for an unlimited period of time, the right of mandatory conversion. The Company reserves the right to decide at what point in time it will exercise its right of mandatory conversion and will select the most appropriate time to do so after taking into account all foreseeable circumstances.

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The fully paid-in share capital of the Biofrontera Group as of September 30, 2020, amounted to EUR 44,849,365. It was divided into 44,849,365 registered shares with a nominal value of EUR 1.00 each.

Non-current liabilities

Non-current liabilities include financial debt (EUR 30,448 thousand; Dec 31, 2019: EUR 22,110 thousand) as well as the other non-current financial liability resulting from the purchase price for Cutanea Life Sciences, Inc. (EUR 17,251 thousand; Dec 31, 2019: EUR 14,720 thousand). The increase in the purchase price liability, compared to last year's figure, recognized at fair value is mainly due to the provision of further start-up costs from Maruho in the amount of EUR 2,863 thousand. Also included in non-current liabilities are liabilities from the stock appreciation rights program in the amount of EUR 90 thousand (Dec 31, 2019: EUR 0 thousand).

Financial debt is comprised of the EIB loan including performance component in the total amount of EUR 17,610 thousand (Dec 31, 2019: EUR 17,146 thousand), the as yet unconverted portions of the convertible bond 2017/22 in the amount of EUR 1,995 thousand (Dec 31, 2019: EUR 1,977 thousand) and the as yet unconverted portions of the convertible bond 2020/21 in the amount of EUR 7,916 thousand (Dec 31, 2019: EUR 0 thousand), as well as the liabilities from leases of EUR 2,926 thousand (Dec 31, 2019: EUR 2,987 thousand) to be recognized in accordance with IFRS 16.

Current financial liabilities

Current financial liabilities primarily include trade payables in the amount of EUR 1,645 thousand (December 31, 2019: EUR 4,196 thousand) and liabilities from leases in the amount of EUR 1,087 thousand (Dec 31, 2019: EUR 1,038 thousand) to be recognized in accordance with IFRS 16.

Other current liabilities

Other current liabilities amounted to EUR 6,120 thousand (Dec 31, 2019: EUR 6,071 thousand) and primarily comprise provisions of EUR 3,012 thousand (Dec 31, 2019: EUR 3,506 thousand) and accrued liabilities of EUR 1,623 thousand (Dec 31, 2019: EUR 2,167 thousand). This item also includes liabilities towards employees for payments to the Company for exercising options for which shares will not be transferred until the fourth quarter 2020 in the amount of EUR 703 thousand.

Financial position of the Biofrontera Group

Cash and cash equivalents

Cash and cash equivalents amounted to EUR 16,619 thousand as of September 30, 2020 (Dec 31, 2019: EUR11,119 thousand). This amount includes the proceeds from the issuance of the mandatory convertible bond 2020/21.

Outlook

Biofrontera continues to be affected by the economic and social impact of the corona pandemic. As a result, it remains difficult to accurately predict the company's business performance. However, as in previous years, the Company expects a significant increase in sales in the fourth quarter.

The prior financing requirement of at least EUR 5 million to maintain business operations until the end of April 2021 was covered by the successful placement of a mandatory convertible bond generating gross proceeds of EUR 7.9 million, leaving the Company with sufficient liquidity at present.

If the improvement of the COVID-19 pandemic - particularly in the USA - and the associated sales recovery fail to materialize or are even less pronounced, the financing requirement would increase and would have to be implemented sooner, even taking into account the expected lower cost burden. However, if coverage of this further financing requirement is not possible in a timely manner, this would result in a threat to the going concern status of the Biofrontera Group. For further details regarding this significant uncertainty in connection with the going concern, we refer to the risk report of the interim group management report included in the company’s half-year report 2020.

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Condensed interim consolidated financial statements as of September 30, 2020

Assets

	30.09.2020
in EUR thousands	unaudited	31.12.2019
Non-current assets
Tangible assets	5,218	5,230
Intangible assets	18,906	22,848
Deferred taxes	7,475	7,794
Total non-current assets	31,599	35,872

Current assets
Current financial assets
Trade receivables	2,042	5,031
Other financial assets	613	1,077
Cash and cash equivalents	16,619	11,119
Total current financial assets	19,274	17,227

Other current assets
Inventories	4,171	4,065
Income tax reimbursement claims	5	4
Other assets	586	1,195
Total other current assets	4,762	5,264

Total current assets	24,036	22,491
Total assets	55,635	58,363

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Equity and liabilities

	30.09.2020
in EUR thousands	unaudited	31.12.2019
Equity
Subscribed capital	44,849	44,849
Capital reserve	117,969	118,103
Capital reserve from foreign currency conversion adjustments	835	(288)
Loss carried forward	(152,709)	(145,351)
Loss for the period	(12,027)	(7,358)
Total equity	(1,083)	9,955

Non-current liabilities
Financial debt	30,448	22,110
Other financial liabilities	17,340	14,720
Total non-current liabilities	47,788	36,830

Current liabilities
Current financial liabilities
Trade payables	1,645	4,196
Current financial debt	1,148	1,212
Other financial liabilities	16	99
Total current financial liabilities	2,809	5,508

Other current liabilities
Income tax	26	11
Other provisions	2,986	3,495
Other current liabilities	3,109	2,565
Total other current liabilities	6,120	6,071

Total current liabilities	8,929	11,578
Total equity and liabilities	55,635	58,363

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Consolidated statements of comprehensive income for the nine months ended September 30, 2020

	01.01.-30.09.2020	01.01.-30.09.2019	01.07.-30.09.2020	01.07.-30.09.2019
in EUR thousands	unaudited	unaudited	unaudited	unaudited
Sales revenue	20,829	19,059	4,713	5,155
Cost of sales	(2,567)	(4,194)	(1,076)	(1,710)
Gross profit from sales	18,262	14,865	3,637	3,445

Operating expenses
Research and development costs	(3,403)	(3,215)	(1,014)	(894)
General administrative costs	(6,882)	(12,108)	(2,470)	(4,340)
Sales costs	(16,340)	(20,635)	(4,189)	(6,440)

Loss from operations	(8,364)	(21,093)	(4,036)	(8,229)

Interest expenses	(691)	(1,694)	(252)	(637)
Effective interest expenses	(1,411)	(950)	(604)	(453)
Interest income	460	385	(72)	176
Other expenses	(2,022)	(255)	(1,720)	(66)
Other income	393	21,082	283	(2,341)

Profit/loss before income tax	(11,635)	(2,524)	(6,401)	(11,550)
Income tax	(392)	(25)	(54)	0
Profit/loss for the period	(12,027)	(2,549)	(6,456)	(11,550)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions.	1,124	(716)	958	(272)
Translation differences resulting from the conversion of foreign business operations
Other expenses and income total	1,124	(716)	958	(272)

Profit/loss for the period	(10,903)	(3,265)	(5,498)	(11,822)

Basic earnings per share in EUR	(0.24)	(0.06)	0	0

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